NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

As at and for the year ended
December 31, 2013

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at April 24, 2014 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2013. This MD&A is for the unaudited 3 month ("Q4-13") and 12 month audited year-to-date (“2013 YTD”) periods ended December 31, 2013, with comparative 2012 totals for the 3 month (“Q4-12”) and 12 month year-to-date (“2012 YTD”) periods ended December 31, 2012.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

Forward-looking statements used in this MD&A relate primarily to:

•	estimates of the amount and expected timing of revenue and costs related to new SFD® survey contracts that are planned to be obtained, conducted and completed in future periods.
•	potential future growth opportunities in new international markets.
•	potential financing related activities, including the potential future exercise in 2014 of the remaining outstanding common share purchase warrants that were issued in 2012, and their related potential effect on liquidity and capital resources.
•	the potential future conversion of the outstanding preferred shares, which mature on December 31, 2015.
•	the Company's ability to continue as a going concern.
•	limitations in disclosure controls, procedures, and internal controls over financial reporting.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will have the personnel, equipment and required local permits to conduct survey contracts as intended.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital, which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and the fair value of US$ Warrants liability balance.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

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MD&A for the year ended December 31, 2013

Description of the Business

NXT is a Calgary based publicly traded company that provides a unique aerial survey service to the oil and natural gas exploration industry. NXT's proprietary Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravitational field from an airborne platform. SFD® data gathered is analyzed and can be used to find variations in sub-surface geological stress patterns - indicators of potential reservoir and trap formations. NXT's aerial SFD® surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects. Our goal is to aid our clients in reducing their overall time, cost, environmental impact, and especially risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is attractive for use as an early stage exploration tool in frontier and under-developed areas, and as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America.

Overall Performance - Business Overview

In 2012 NXT achieved significant positive developments in growth of the business, with two major highlights:

•	expansion of awareness and use of SFD®, with surveys conducted in 6 countries (including Colombia), five of which were new markets for NXT – Argentina, Guatemala, Mexico, Belize, and Pakistan, and
•	completion of our largest SFD® survey project to date, a US $5.8 million project delivered to Petrolēos Mexicanos, or “PEMEX”, the national oil company (“NOC”) of Mexico, and the fourth largest global production company.

In 2013, NXT continued to capitalize on this momentum, as customer success in using SFD® as part of their exploration programs is growing, and starting to yield repeat customer business. In addition, clients have become willing to formally present the results of our SFD® surveys, which is gaining NXT additional exposure and validation within the oil & gas exploration industry. The main highlights of operations in 2013 were:

•	In the Q1-13 period, NXT completed a US $2.7 million (contract value prior to 15% in-country withholding taxes) survey project in Pakistan for Pakistan Petroleum Ltd. (“PPL”, a major NOC). This contract was originally awarded in late 2010, and took an extensive period of time to obtain all necessary government approvals and flight permits. Data acquisition for the project commenced in December, 2012 and was efficiently completed by mid January 2013, with the SFD® survey recommendations report delivered to our client in March, 2013.
•	As further discussed in the “Outlook” section below, PPL subsequently presented a technical paper on the results of their initial use of the SFD® technology.
•	NXT worked extensively with PEMEX in the first half of 2013 to assist with their internal compilation of an in-depth “Integration Study”. This study highlighted how various sub-surface anomalies identified in our initial 2012 SFD® survey correlated with their existing geophysical and production / reserves datasets.

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MD&A for the year ended December 31, 2013

•	This Integration Study then culminated in the creation of a joint technical paper co-written by PEMEX and NXT (the “Paper”) which highlighted the results of the 2012 SFD® survey, and various correlations which the SFD® anomalies had with PEMEX producing fields and anomalies that had been identified by PEMEX using other geophysical methods such as seismic and aero-magnetics and aero-gravity. This Paper was presented by NXT on July 24, 2013 at the Next Generation Oil & Gas (“NGO”) Latin America Summitt 5 conference held in Cartagena, Colombia, and has become very useful in marketing and showcasing potential applications of SFD®.
•	NXT also hosted an in-depth technical workshop with PEMEX staff in Mexico in early September 2013, in order to expand knowledge of the SFD® system, and its potential applications. NXT has had ongoing discussions with PEMEX subsequent to the presentation of the Paper regarding enhancing PEMEX’s understanding of the technology, and how it can be applied in wider scale future survey opportunities, onshore and especially offshore in their Gulf of Mexico region.
•	NXT gained an important new, USA focused client in Q4-13, Kerogen Exploration LLC (“Kerogen”). An initial US $1.1 million pilot test survey, over lands in both Florida and Texas, was flown in December. The client designed survey included some “blind-test” flights over anomalies known to Kerogen. The preliminary results delivered by NXT led to an initial US $0.4 million, and a subsequent US $2.2 million expansion of the survey program, both occurring within one month of the initial contract. The total value of the surveys, for which NXT’s final recommendations reports were delivered in March, 2014, was US $3.7 million (recognized as revenue in Q1-14). These projects demonstrated one of SFD®’s advantages – a very rapid project turn-around, from planning through execution and delivery of results.

Near-term Outlook and Strategy for 2014 and beyond

NXT is continuing to expand awareness and use of the SFD® technology. Our market focus will be on the NOCs, small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies.  A lucrative potential longer term new market is the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).  Geographically, NXT will continue to pursue prospects throughout South and Central America - primarily in Mexico, Colombia, Bolivia, Peru, Ecuador, and Brazil, as well as the Pakistan / South Asia region.  Longer term prospects will also be pursued in the frontier areas of Africa, Asia, and in the Arctic and off-shore Atlantic regions (particularly where Canadian and American E&P companies are operating).

NXT recognizes that its revenue base has been sporadic in nature, as it is derived from a limited number of clients, with each individual survey contract contributing a relatively large $ value to the annual total. Our strategy has been to gain wider market acceptance of SFD®, especially with premiere clients which have high exploration activity - targets which include large NOCs such as PEMEX. The goal is to have each new client see how NXT can enhance their existing geophysical tools and exploration programs, so that they become ongoing repeat customers, generating less sporadic, recurring revenues.

As NXT pursues various international markets, our strategy is to utilize high quality local sales representatives with the key knowledge of their area, the potential clients and the exploration sector of the oil and gas industry.  This allows us to cover much larger areas and more clients with minimum fixed cost.  NXT currently has in place sales representatives to pursue SFD® survey opportunities in such markets as Mexico, Bolivia, India, Kuwait, Costa Rica, and is evaluating new options in the middle-east region.  All independent international sales representatives are required to adhere to NXT's code of conduct and business ethics.

Near term contract and revenue opportunities in process of being pursued include prospective clients in Pakistan / South Asia, Bolivia, and most importantly, potential follow-on surveys for PEMEX in Mexico and with Kerogen in the USA.

PEMEX / Mexico – following the positive results of our initial 2012 pilot survey for PEMEX and the presentation of the related Integration Study in mid 2013, NXT was optimistic that significant follow-on surveys would be secured with PEMEX in the short-term. However, it is evident that long-term rewards require ongoing patience and perseverance, as PEMEX has a rigorous and lengthy process that is applied to achieve transparency in any potential new contracts that they award, as they may often be for an initial 5 year, renewable term:

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MD&A for the year ended December 31, 2013

•	To become an approved vendor for potential wider-scale use, in fall 2013, NXT went through the steps required to have its unique survey technology service become registered with Pemex Procurement International Inc. (“PPI”), the Houston based international procurement arm of PEMEX. PPI develops for vendors a “Services Framework Agreement” of the standard terms and conditions to be applied for products and services to be contracted by PEMEX. A Services Framework Agreement, with an initial five year term, has been executed by PPI.
•	In the last 3 to 4 months, NXT was involved in a lengthy technology review process with PEMEX, to enhance their internal understanding of the science behind SFD® and how it is unique compared to other geophysical tools which they utilize routinely.
•	This technology review process will hopefully be completed shortly, following which we anticipate that an independent PEMEX committee would approve the NXT Services Framework Agreement which PPI has executed for adoption and use by PEMEX. The expectation is that PEMEX would then be able to directly contract NXT’s survey services on an ongoing, as-required basis by issuing standard purchase orders to NXT. There is no certainty, however, that NXT’s efforts to date will culminate in formal purchase order requests for services.

Pakistan / South Asia region - The December 2012 SFD® survey project was the first of its kind in Pakistan, and NXT is pleased to note that our client, PPL, also undertook their own integration study involving their other geophysical data. As part of its exploration program, PPL acquired extensive 2D seismic data over some of their unexplored blocks in the Balochistan basin, which were part of the SFD® aerial survey flown by NXT.  An integration of the interpreted seismic data with the SFD® prospect anomalies was undertaken by PPL in mid 2013, and the results of the correlations between the SFD® survey and PPL’s seismically identified anomalies were presented by PPL at the Pakistan Annual Technical Conference (“ATC”) in Islamabad in November, 2013. The ATC is the premiere annual forum for the showcasing of new technologies and exploration concepts being applied in Pakistan. This exposure has led to recent new interest in potential SFD® projects with other NOCs who are active in the region, and who recently were awarded sizeable exploration concession blocks in frontier areas of Pakistan.

Some of our objectives to allow additional future growth include expanding our SFD® equipment capacity, adding to our core group of interpretation staff and our ability to provide integration of SFD® with geology and geophysics.  We also have recently hired a new staff member with experience in developing algorithm software to research if such can be created and deployed to aid in enhancing the SFD® data interpretation process.

Initiatives to protect our Intellectual Property ("IP" - patenting and new research & development (“R&D”) initiatives) are in process, which should also serve to allow us to expand on our disclosures in order to build industry awareness, understanding, and acceptance of SFD® technology. Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been assisting in implementing NXT’s IP strategy, including the filing of a formal, initial US patent application in May 2013, and related follow-up submissions in November, 2013.

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MD&A for the year ended December 31, 2013

Selected Annual Financial Information

	2013	2012	2011
Survey revenue	$ 2,684,095	$ 10,937,575	$ 144,650
Net income (loss)	(5,341,561)	2,062,728	(3,584,601)
Net income (loss) per share – basic	(0.13)	0.05	(0.10)
Net income (loss) per share – diluted	(0.13)	0.04	(0.10
Net cash flow from (used in) operating activities	(774,958)	792,992	(1,756,515)
Cash and short-term investments	5,769,077	5,107,594	1,518,946
Total assets	6,839,993	7,458,222	3,274,928
Long term liabilities	64,560	61,813	57,953

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter. In addition, the outstanding US$ denominated common share purchase warrants are classified as a "derivative financial instrument" on our balance sheet, which gives rise to the recognition in earnings each quarter of the change in the estimated fair value (also a non-cash expense or income item) of these warrants.

	Q4-2013	Q3-2013	Q2-2013	Q1-2013
	Dec 31, 2013	Sept 30, 2013	June 30, 2013	Mar 31, 2013
Survey revenue	$ -	$ -	$ -	$ 2,684,095
Net income (loss)	(1,633,189)	(2,522,165)	(1,150,628)	(35,579)
Income (loss) per share – basic	(0.04)	(0.06)	(0.03)	-
Income (loss) per share – diluted	(0.04)	(0.06)	(0.03)	-

	Q4-2012	Q3-2012	Q2-2012	Q1-2012
	Dec 31, 2012	Sept 30, 2012	June 30, 2012	Mar 31, 2012
Survey revenue	$ 5,727,392	$ -	$ 2,394,863	$ 2,815,320
Net income (loss)	3,087,323	(1,393,183)	30,660	337,928
Income (loss) per share – basic	0.07	(0.03)	-	0.01
Income (loss) per share – diluted	0.06	(0.03)	-	0.01

Q4-13 to Q3-13 comparison – NXT had survey revenue of $nil ($nil in Q3-13), survey costs of $81,285 ($8,626 in Q2-13), SBCE of $183,000 ($122,000 in Q3-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $268,500 ($1,243,000 expense in Q3-13). Two survey projects (in Florida in Texas) commenced for a USA based client in late Q4-13, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period. The Q4-13 survey costs relate to non revenue generating test flights.

Q3-13 to Q2-13 comparison – NXT had survey revenue of $nil ($nil in Q2-13), survey costs of $8,626 ($nil in Q2-13), SBCE of $122,000 ($87,000 in Q2-13), and a change in fair value of US$ Warrants expense of $1,243,000 ($32,000 expense in Q2-13). No survey operations were conducted in the Q3-13 period.

Q2-13 to Q1-13 comparison – NXT had survey revenue of $nil ($2,684,095 in Q1-13), survey costs of $nil ($1,542,248 in Q1-13), SBCE of $87,000 ($100,000 in Q1-13), and a change in fair value of US$ Warrants expense of $32,000 ($172,000 income in Q1-13). No survey operations were conducted in the Q2-13 period.

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MD&A for the year ended December 31, 2013

Q1-13 to Q4-12 comparison – Q1-13 reflects primarily the completion of the Pakistan survey project, whereas Q4-12 reflects completion of a larger contract which was performed in Mexico for PEMEX. NXT had survey revenue of $2,684,095 ($5,727,392 in Q4-12), SBCE of $100,000 ($59,000 in Q4-12) and survey costs of $1,542,248 ($1,277,768 in Q4-12). In addition, a non-cash income amount of $172,000 ($336,000 in Q4-12) was recognized in relation to adjusting the fair value of the US$ Warrants, and income tax expense of $399,546 ($216,807 in Q4-12) was recognized related to foreign with-holding taxes incurred on the Pakistan survey project. Q1-13 reflects a small net loss of $35,579, as compared to a net income of $3,087,323 for Q4-12.

Q4-12 to Q3-12 comparison - NXT had survey revenue of $5,727,392 ($nil in Q3-12), SBCE of $59,000 ($78,000 in Q3-12) and survey costs of $1,277,768 ($24,170 net recovery in Q3-12). In addition, a non-cash income amount of $336,000 ($158,000 expense in Q3-12) was recognized in relation to adjusting the fair value of derivative instruments, and income taxes of $216,807 ($nil in Q3-12) were recognized. Due primarily to the completion of the large Mexico contract in Q4-12, a net profit of $3,087,323 arose, as compared to a net loss of $1,393,183 for Q3-12.

Q3-12 to Q2-12 comparison - NXT had survey revenue of $nil ($2,394,863 in Q2-12), SBCE of $78,000 ($61,000 in Q2-12) and a survey cost recovery of $24,170 (expense of $1,205,654 in Q2-12). In addition, a non-cash expense of $158,000 was recognized in relation to adjusting the fair value of derivative instruments. As no contract revenue was recognized in the Q3-12 period, a net loss of $1,393,183 arose, as compared to a profit of $30,660 for Q2-12.

Q2-12 to Q1-12 comparison - NXT had survey revenue of $2,394,863 ($2,815,320 in Q1-12), SBCE of $61,000 ($67,000 in Q1-12) and survey costs of $1,205,654 ($1,174,393 in Q1-12). With the completion of the Argentina and Guatemala surveys in Q2-12, NXT recognized a profit of $30,660 as compared to a net profit of $337,928 for Q1-12, which reflected the completion of the Colombia survey.

Q1-12 to Q4-11 comparison - NXT had survey revenue of $2,815,320 ($nil in Q4-11), SBCE of $67,000 ($50,015 in Q4-11) and survey costs of $1,174,393 ($nil in Q4-11). Due to the completion of the large Colombia survey in Q1-12, NXT recognized a net profit of $337,928 for Q1-12 as compared to a loss of $1,072,560 for Q4-11.

Summary of Operating Results

Overall, NXT incurred a loss of $1,633,189 for Q4-13 as compared to net income of $3,087,323 for the Q4-12 period. The 2013 YTD period reflects solely the completion in Q1-13 of the survey contract that was conducted in Pakistan. The 2012 YTD comparative period reflects completion of three survey projects that were flown in Argentina ($1.6 million), Guatemala ($0.7 million), Colombia ($2.9 million), and Mexico ($5.8 million). The Mexico project, NXT’s largest to date, commenced in August 2012, and was completed in December 2012.

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MD&A for the year ended December 31, 2013

	Q4	Q4	2013	2012	2011
	2013	2012	YTD	YTD	YTD
Survey revenue	$ -	$ 5,727,392	$ 2,684,095	$ 10,937,575	$ 144,650

Expenses:
Survey costs	81,285	1,277,768	1,632,159	3,633,645	46,713
General and administrative	1,082,883	1,356,617	4,112,787	4,508,506	3,218,143
Stock based compensation expense	183,000	59,000	492,000	265,000	344,800
Amortization of property and equipment	23,775	41,749	85,484	122,015	160,478
	1,370,943	2,735,134	6,322,430	8,532,166	3,770,134

	(1,370,943)	2,992,258	(3,638,335)	2,405,409	(3,625,484)
Other expense (income):
Interest expense (income), net	(7,450)	535	(25,455)	2,744	(16,353)
Loss (gain) on foreign exchange	(16,951)	(3,525)	(150,350)	14,686	(28,209)
Oil and natural gas operations	1,447	3,928	14,400	15,273	3,679
Other expense	16,700	23,190	93,585	51,700	-
Increase (decrease) in fair value
of US$ Warrants	268,500	(336,000)	1,371,500	(168,143)	-
	262,246	(311,872)	1,303,680	(83,740)	(40,883)
Income (loss) before income taxes	(1,633,189)	3,304,130	(4,942,015)	2,489,149	(3,584,601)
Income tax expense	-	(216,807)	(399,546)	(426,421)	-
Net income (loss) for the period	(1,633,189)	3,087,323	(5,341,561)	2,062,728	(3,584,601)

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client. The 2013 YTD period reflects completion of a US $2.7 million contract which commenced in Pakistan in December 2012, and which was completed and delivered in Q1-13. 2013 YTD also includes revenues of $24,850 related to a small survey which was flown in Belize in fall 2012, and completed in Q1-13. The Belize project also includes potential additional future revenues to NXT, which are contingent upon future events, and as such, will be recognized if and when received. Survey costs in Q4-13 also includes expenses related to R&D test flights.

The survey contract conducted in Pakistan in Q1-13 had some categories of costs which were higher, and thus a lower profit margin, and a higher rate of foreign income tax withholdings, than the surveys which were completed in 2012. This project was originally negotiated in 2010, at a survey rate per km that was lower than the average which was in effect in 2011.

General and administrative (“G&A”) expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

	Q4-13	Q4-12	net change	% change
Salaries, benefits and consulting charges	$ 562,274	$ 834,448	$ (272,174)	- 32.6%
Board, professional fees, & public company costs	166,058	215,566	(49,508)	- 23.0%
Premises and administrative overhead	146,866	132,531	14,335	10.8%
Business development	161,400	110,016	51,384	46.7%
Colombia office	46,285	64,056	(17,771)	- 27.7%
Total G&A	1,082,883	1,356,617	(273,734)	- 20.2%

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MD&A for the year ended December 31, 2013

	2013 YTD	2012 YTD	net change	% change
Salaries, benefits and consulting charges	$ 2,050,587	$ 2,397,859	$ (347,272)	- 14.5%
Board, professional fees, & public company costs	802,450	779,346	23,104	3.0%
Premises and administrative overhead	584,778	632,058	(47,280)	- 7.5%
Business development	544,642	464,262	80,380	17.3%
Colombia office	130,330	234,981	(104,651)	- 44.5%
Total G&A	4,112,787	4,508,506	(395,719)	- 8.8%

The overall net changes in G&A expense for both Q4-13 and 2013 YTD are a combination of several factors:

•	although staff levels were higher in 2013 (rose mainly in the second half of 2012), a lower level of overall consulting fees were incurred due to a reduced headcount of consultants utilized. Also, the Q4-12 period included performance bonus expense of $352,000 related to the record survey activity and profit achieved in 2012.
•	2013 YTD reflects slightly increased costs for such items as insurance and legal fees, partially offset by a decrease in investor relations activities.
•	Premises overhead costs declined slightly for 2013 YTD, primarily due to a decrease in average monthly base rent costs following a renewal of the office lease from November 2012.
•	a high level of business development costs were incurred in 2012 and 2013, primarily related to expanding awareness of the SFD® technology, including costs of international tradeshows and conferences. The 2013 YTD total also includes costs incurred in expanding on the July 2013 PEMEX integration study in order to generate interest in potential new survey opportunities, as well as hosting a technology workshop for PEMEX staff in Mexico in Q3-13.
•	the Colombia office had much lower levels of activity, and a slightly reduced salary level, for 2013 as a result of there being no survey activity in the country in 2013.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price. The SBCE totals for 2013 are higher than in 2012 due to a higher number of options being outstanding in 2013, following the issuance of a large number of stock options in the Q3-12 period. Also, a total of 65,000 stock options which were issued in Q4-13 had immediate vesting, resulting in the full $70,501 of expense being recognized in Q4-13, rather than being amortized over the standard three year vesting period.

Interest income, net - interest income earned on short-term investments is offset by any interest expense incurred (such as on a prior capital lease obligation for office equipment). Although market interest rates are low, with higher levels of cash resources available starting in late 2012, NXT has been seeking ongoing opportunities for secure short-term investments of excess cash.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$, Cdn$ and Colombian peso ("COP"). For example, when the Cdn$ trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we currently are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries. Also, in Q4-13 the value of net US$ monetary assets increased as compared to as at Q4-12 (1.0636 Cdn$ / US$ at Q4-13 as compared to 0.9949 Cdn$ / US$ as at Q4-12), resulting in both realized and unrealized net exchange gain movements in 2013 on the large total of net US$ cash and other working capital items.

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MD&A for the year ended December 31, 2013

Other expense - this category includes primarily costs related to intellectual property filings and new R&D activity related to the SFD® technology, for which new categories of costs started to be incurred in fall 2012.

Change in fair value of US$ Warrants - in spring 2012, NXT closed a $3.2 million private placement financing of “units”, which were priced at US $0.75. Each unit included one warrant to purchase a NXT common share for a period of two years (the “Warrants”). As these Warrants were denominated in US$ (exercise price of US $1.20 per share) they are considered to be a “derivative financial instrument” for financial statement reporting purposes, and are required to be re-valued to their estimated fair value at each period end until their exercise and / or expiry in early 2014.

The US$ Warrants balance was initially recorded at $409,143 upon issue of the Warrants in early 2012. In Q4-13 the estimated fair value for the net outstanding Warrants increased to $1,238,000 as at December 31, 2013 (as compared to $1,344,000 for the higher number of Warrants which were outstanding as at the end of Q3-13). The fair value of the US$ Warrants as at each quarter end is adjusted based on such inputs as NXT's share price at the current quarter end, NXT’s trailing share price volatility and liquidity, a share dilution effect, and the estimated remaining life of the Warrants. In the Q4-13 period, a total of 846,700 of the Warrants were exercised (resulting in proceeds to NXT of US $1,016,040), leaving a total of 3,656,121 Warrants outstanding as at December 31, 2013. The net expense recognized in earnings in 2013 is a combination of both an unrealized (on the number of unexercised Warrants) and a realized (on the number of Warrants exercised) fair value adjustment expense as follows:

	# of Warrants	Q4-13	2013 YTD
Increase (decrease) in fair value related to:
US$ Warrants outstanding	3,656,121	$ (106,000)	997,000
US$ Warrants exercised	846,700	374,500	374,500
	4,502,821	268,500	1,371,500

The reason for the significant increase in this total net expense in the Q4-13 and 2013 YTD periods was a steady rise in the market price of NXT’s common shares – rising from $0.82 at the end of Q2-13 to $1.52 at the end of Q3-13, and $1.85 at the end of Q4-13. This increase caused the outstanding Warrants to be well “in-the-money” (based on the exercise price of US $1.20 per common share) as at December 31, 2013, which is one of the primary inputs that leads to a substantial increase in the fair value of the US$ Warrants balance.

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Progress billings by NXT for services rendered to clients in such countries may be subject to foreign withholding taxes at the time of payment to NXT, and these amounts are only recoverable in certain circumstances. During Q1-13, NXT recorded $399,546 in withholding taxes related to its revenues for the Pakistan project.  Although such foreign taxes paid can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from the foreign jurisdictions, a full valuation allowance has been provided against this benefit.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q4-13 was $5,769,077. This excludes a total of $53,921 which is classified on the Balance Sheet as restricted cash, which is required primarily as security related to performance of certain foreign survey contracts. Security issued by NXT is normally in the form of bank letters of credit (often for a term of 12 to 15 months), such as were issued to undertake a survey in Guatemala in Q2-12. The restricted cash balance is scheduled to be released back to NXT when the related letters of credit expire within the next 12 months.

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MD&A for the year ended December 31, 2013

Significant progress has been made in the recent past in securing new revenue contracts and expanding our working capital. NXT's ability to continue as a going concern, however, remains dependent upon our success in being able to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as the Company has changed its strategy to focus its’ efforts on the international oil and gas exploration markets. Private placement financings totaling $3.2 million ($2.9 million net of finders fees and share issue costs incurred) were conducted in early 2012 to enhance NXT's financial strength and fund its expansion plans. This financing also included the share purchase Warrants (which have a term of two years, expiring in March and May 2014), for which exercise proceeds of US $1.0 million were received in Q4-13 and US $2.5 million to date in 2014.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months.

NXT has no secured debt, and following the exercise in Q4-13 of a portion of the 2012 Warrants for exercise proceeds of US $1 million (Cdn$ 1.1 million), and the receipt in Q4-13 of US $2.6 million of initial progress billings related to the US $3.7 million survey project which was flown in the USA in December 2013, had net working capital of $1.6 million as the end of the Q4-13 period. Based primarily on the reduced level of completed survey projects for 2013 YTD, total “net working capital” declined by $3.3 million as at Q4-13 to $1.6 million as at Q4-13 as follows:

	December 31,	December 31,	net change
	2013	2012	2013 YTD
Current assets (current liabilities):
Cash and cash equivalents	$ 3,319,627	$ 5,052,594	$ (1,732,967)
Short-term investments	2,449,450	55,000	2,394,450
	5,769,077	5,107,594	661,483
Restricted cash	53,921	433,369	(379,448)
Accounts receivable	295,879	472,308	(176,429)
Prepaid expenses and other	158,456	140,649	17,807
Accounts payable and accrued liabilities	(939,355)	(1,623,724)	684,369
Net working capital before the undernoted items	5,337,978	4,530,196	807,782
Additional asset (liability) amounts:
Work-in-progress	299,842	976,463	(676,621)
Deferred revenue	(2,781,101)	(317,103)	(2,463,998)
Fair value of US$ Warrants	(1,238,000)	(241,000)	(997,000)
	(3,719,259)	418,360	(4,137,619)
Net working capital	1,618,719	4,948,556	(3,329,837)

NXT utilizes the above noted sub-total line “net working capital before the undernoted items” to assess a more relevant measure of financial liquidity (excluding items classified as liabilities such as the fair value of US$ Warrants and deferred revenue balances) as at the period end date.

Subsequent to December 31, 2013, an additional 2,090,385 of the US $1.20 Warrants have been exercised to date, resulting in cash proceeds to NXT of US $2,508,462. In addition, final progress billings of US $1 million were issued in Q1-14 following delivery of the USA survey projects.

As noted previously, the fair value of US$ Warrants balance relates to the estimated fair value of the common share purchase Warrants (which have a US$ 1.20 exercise price) which were issued in the private placement financings in early 2012. This balance is adjusted to its estimated “fair value” at each period end (until expiry of the Warrants in March and May, 2014), based on the number of Warrants outstanding. These derivative financial instruments are classified in the balance sheet as a liability, but do not require any ongoing outlay of cash. As the net remaining Warrants expire in May, 2014, this balance will become reversed / extinguished in NXT’s Q2-14 period.

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MD&A for the year ended December 31, 2013

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. Deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. The WIP balance at December 31, 2013 consists of costs related to the USA survey projects which were completed in March, 2014, while the total as at December 31, 2012 related to the Pakistan survey which commenced in December, 2012 and was completed in March, 2013.

Also, deferred revenue represents only the portion of progress billings that were issued to the quarter end for the uncompleted contracts. The total for Q4-13 relates to the two USA survey projects which were underway at year end, and for Q4-12 the deferred revenue balance related almost entirely to the Pakistan project.

The decreased total of accounts payable and accrued liabilities at Q4-13 as compared to Q4-12 is largely due to reduced activity in Q4-13, the timing of the 2012 survey projects, and the related timing of payment of the related costs incurred. Most of the costs related to the Mexico survey were paid by December 31, 2012, whereas a large total related to costs on the Pakistan survey were paid in early Q1-13.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments:

Cash flows from (used in):	Q4-13	Q4-12	2013 YTD	2012 YTD

Operating activities	$ 1,552,786	$ 3,591,799	$ (774,958)	$ 792,992
Financing activities	1,071,722	-	1,077,456	3,203,443
Investing activities	420,041	(23,352)	(2,035,465)	(452,787)
Net source (use) of cash	3,044,549	3,568,447	(1,732,967)	3,543,648
Cash and cash equivalents, start of period	275,078	1,484,147	5,052,594	1,508,946
Cash and cash equivalents, end of period	3,319,627	5,052,594	3,319,627	5,052,594

Cash and cash equivalents	3,319,627	5,052,594	3,319,627	5,052,594
Short-term investments	2,449,450	55,000	2,449,450	55,000
Total	5,769,077	5,107,594	5,769,077	5,107,594

As shown above, cash balances increased in Q4-13 by $3,044,549 to $3,319,627 at December 31, 2013. The overall net increase in cash in Q4-13 is a function of several factors including an inflow due to changes in net working capital balances, proceeds from exercises of Warrants, and net redemptions of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q4-13	Q4-12	2013 YTD	2012 YTD

Net income (loss) for the period	$ (1,633,189)	$ 3,087,323	$ (5,341,561)	$ 2,062,728
Total non-cash income and expense items	476,275	(234,286)	1,951,731	225,732
	(1,156,914)	2,853,037	(3,389,830)	2,288,460
Increase (decrease) in non-cash
working capital balances	2,709,700	738,762	2,614,872	(1,495,468)
Cash from (used in) operating activities	1,552,786	3,591,799	(774,958)	792,992

NXT Energy Solutions Inc.	page | 12
MD&A for the year ended December 31, 2013

Financing Activities

•	no new financings occurred in 2013, but in Q4-13 NXT received $1,064,222 proceeds from exercise of common share purchase Warrants and $7,500 ($13,234 for 2013 YTD) $13,234 proceeds from exercise of stock options. This compares to a net source of $nil for Q4-12, and $3,203,443 for 2012 YTD, which for 2012 arose primarily from $2,886,024 related to net proceeds from the 2012 private placement financing (the majority of which closed in the Q1-12 period), and $326,010 from the exercise of common share purchase warrants and stock options which occurred in the Q1-12 period.

Investing Activities

•	overall net cash source of $420,041 ($23,352 net use of cash for Q4-12) and net cash use of $2,035,465 for 2013 YTD (net use of $452,787 for 2012 YTD).
•	this includes a net cash source of $421,729 ($262,121 net cash source in Q4-12) from redemption of short-term investments, and a $2,394,450 net cash use for 2013 YTD ($45,000 net cash use for 2012 YTD) from investing cash in short-term, interest earning instruments.
•	a net cash use of $1,688 in Q4-13 ($267,217 net cash use for Q4-12) and net cash inflow of $379,448 for 2013 YTD ($359,234 net cash use for 2012 YTD) arose on net changes in restricted cash balances which have been issued as security for performance guarantees issued on international survey contracts.
•	cash used for purchases of office and other equipment were $nil for Q4-13 ($18,256 for Q4-12) and $20,463 for 2013 YTD ($48,553 for 2012 YTD).

Contractual Commitments

NXT has an operating lease commitment on its Calgary office space for a term through April 30, 2015 at a minimum monthly lease payment of $28,571 (including estimated operating costs). As at December 31, 2013, the estimated remaining minimum annual lease commitment is as follows:

Year ending December 31, 2014	$ 342,850
2015	114,283
457,133

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement (which was renewed in April, 2014) to utilize a minimum annual volume of aircraft charter hours. The contract had a minimum commitment of $317,000 for 2013, of which approximately $81,000 was not met but was waived in 2014. The aircraft utilization commitment for 2014 will be $337,500.

Additional Disclosures - Outstanding Securities

	as at April 24, 2014	as at December 31, 2013	as at December 31, 2012

Shares issued:
Common shares	44,766,376	42,418,326	39,554,959
Convertible preferred shares	8,000,000	8,000,000	10,000,000
Common shares reserved for issue re:
Stock options	2,695,435	2,888,100	2,890,600
Common share purchase Warrants	1,310,000	3,656,121	4,502,821
	56,771,811	56,962,547	56,948,380

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MD&A for the year ended December 31, 2013

The common share purchase Warrants have an exercise price of US $1.20 per share. From January 1 to April 18, 2014, an additional 2,090,385 of these Warrants have been exercised, resulting in exercise proceeds to NXT of US $2,508,462.

The 1,310,000 remaining common share purchase Warrants expire on May 4, 2014, and if exercised in full, would yield additional exercise proceeds to NXT of US $1,572,000.

Convertible preferred shares

The convertible preferred shares are non-voting, are held by NXT's President & CEO, and were issued in the 2005 / 2006 period pursuant to NXT acquiring rights to use the SFD® technology for hydrocarbon exploration applications. The preferred shares are convertible on a 1 for 1 basis into NXT common shares by December 31, 2015, subject to earlier partial conversions if certain cumulative revenue milestones are achieved by NXT.

2,000,000 of the preferred shares became convertible upon issue, and this portion was formally converted by the holder effective May 22, 2013.

NXT has an option to elect by December 31, 2015 to convert the remaining 8,000,000 preferred shares in order to maintain its rights to utilizing the SFD® technology. In the event that the conversion option is not exercised by December 31, 2015, the preferred shares would be redeemed for $0.001 per share and NXT's rights to the SFD® technology would revert to the holder of the preferred shares.

The remaining 8,000,000 preferred shares are subject to conditions related to potential future conversion. They may become convertible into common shares in four separate increments of 2,000,000 preferred shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015. An additional bonus of 1,000,000 NXT common shares are issuable in the event that cumulative SFD® revenues exceed US $500 million.

Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US$, and calculated in accordance with US GAAP. As at December 31, 2013, the Company had generated cumulative revenue of approximately US $25.8 million (December 31, 2012 - US $23.1 million) that is eligible to be applied to the above noted conversion thresholds.

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which may become issued to him upon future conversion of the Preferred shares. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015. A total of 365,000 of these Rights were granted to certain directors and officers of NXT. These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan.

Other Transactions With Related Parties

NXT retains as legal counsel a law firm of which one of its Directors is a partner. For the year ended December 31, 2013, NXT incurred legal fees and share issuance costs totaling $39,936 (2012 - $80,550, 2011 - $52,234) with this firm, for which a total of $29,274 is included in accounts payable as at December 31, 2013 (December 31, 2012 - $11,112).

Accounts payable and accrued liabilities includes a total of $31,045 (December 31, 2012 - $63,820) related to re-imbursement of expenses owing to persons who are Directors and Officers of NXT.

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MD&A for the year ended December 31, 2013

Critical Accounting Estimates

The preparation of NXT's consolidated financial statements is in accordance with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the amount of revenues and expenses recorded during the reporting periods. Estimates made related to allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation expense, valuation of derivative instruments, valuation of future income tax assets, estimates for asset retirement obligations, and the valuation of preferred shares (which may include estimates of the likelihood that the conversion feature of the preferred shares will be achieved in future). The estimates and assumptions used are based on management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Changes in the accounting estimates or assumptions could have a significant impact on the Company's reported Consolidated Statement of Income (Loss).

The key elements and assumptions that we have made under these principles and their impact on the amounts reported in the Consolidated Financial Statements remain substantially unchanged from those described in NXT's 2012 audited consolidated financial statements.

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Income taxes

NXT applies the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities at the rates when the temporary differences are reversed or realized, based on temporary differences in reported amounts for financial statement and income tax purposes. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the estimated amount that is more likely than not to be realized.

Stock-based compensation expense

NXT follows the fair value method of accounting for any options which are issued under its stock option plan. Under this method, an estimate of the fair value of the cost of all stock options granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the vesting period of the option, with a corresponding increase recorded in contributed surplus. Upon exercise of the stock option, the consideration received by the Company, and the related amount previously recorded in contributed surplus, is recorded as an increase in common share capital.

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MD&A for the year ended December 31, 2013

Stock-based compensation expense related to any non-employees is periodically re-measured until their performance period is complete. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original stock option grant.

Financial Instruments

In spring 2012, NXT conducted a private placement financing, which included the issuance of common share purchase Warrants which have a US $1.20 exercise price. As these Warrants are denominated in a currency other than the Company's Canadian $ functional currency, they are classified as "derivative instruments" under US GAAP. These derivative instruments are considered to be a Financial Instrument, and are recorded on a fair value basis (a total of $1,238,000 as at December 31, 2013) at each period end. NXT has no other outstanding Financial Instruments, such as foreign currency hedges.

The Warrant valuation has been classified as level III in the fair value hierarchy as it has been determined using valuation based on both observable and unobservable market data. The Warrants are valued using a Black-Scholes model, with additional factors for a discount due to the potential dilution impact upon exercise of the Warrants and NXT's public market liquidity.

The Company has no other Financial Instruments that are recorded at fair value.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies that affected NXT in any of its last two fiscal years ended December 31, 2012 and 2013.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company has an extensive prior history of generating net losses and a shortage of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, the ability to access the relevant local services, and potential delays in commencing the projects.

Availability of charter aircraft

NXT does not currently own any aircraft, and relies upon the availability of aircraft which are operated under charter hire arrangements. Charter operators provide the aircraft used in SFD® survey operations

NXT Energy Solutions Inc.	page | 16
MD&A for the year ended December 31, 2013

on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs). NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum number of charter hours. NXT is thus exposed to a potential financial penalty of up to $337,500 in the event that it fails to fulfill the minimum annual charter hours commitment for 2014.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management, Directors, and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be very expensive.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was a "Technology Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the acquisition of the SFD® technology.

As was noted previously, in January 2014, Rights were personally granted by the CEO to certain individuals to acquire up to 1,000,000 of the common shares which may become issued to him upon future conversion of the remaining 8,000,000 preferred shares.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Five of the six current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined, however, in general if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline.

Foreign currency fluctuations

NXT generally bills its revenues in US$, and as such frequently holds cash in both Cdn$ as well as in US$, and is thus exposed to foreign exchange fluctuations on its US$ funds. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks.

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MD&A for the year ended December 31, 2013

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (together, the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures ("DCP"), or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2013 an evaluation was carried out under the supervision of, and with the participation of management, including the CEO and the CFO, of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US SEC. Through this evaluation the CEO and the CFO concluded that there are material weaknesses in the Company’s internal controls over financial reporting that have a direct impact on the Company’s DCP:

•	Due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern;
•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas include accounting for income taxes, stock based compensation expense, valuation of US$ Warrants, and other complex matters. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance; and

NXT is seeking to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit as we continue to expand our operations.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at December 31, 2013. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements.

There are inherent limitations on the ability of the Responsible Officers to design and implement DCP and ICFR on a cost effective basis, which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

During the year ended December 31, 2013, there was no change in the Company's ICFR that has materially affected or is reasonably likely to materially affect our ICFR.

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MD&A for the year ended December 31, 2013

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

NXT Energy Solutions Inc.	page | 19
MD&A for the year ended December 31, 2013